

Mail Stop 7010

May 1, 2009

Via U.S. mail and facsimile

H. Thomas Hicks, Chief Financial Officer
URS Corporation
600 Montgomery Street, 26th Floor
San Francisco, CA 94111-2728

      RE: URS Corporation
             Form 10-K for the Fiscal Year Ended January 2, 2009
             Filed March 3, 2009
             Definitive Proxy Statement on Schedule 14A
             Filed April 22, 2009
             File No. 1-7567

Dear Mr. Hicks:

      We have the following additional comments on the above-captioned filings. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Proxy Statement on Schedule 14A filed on April 22, 2009

Bonus Plan; Fiscal Year 2008, Target Bonuses and Performance Targets, page 41

1. When discussing the establishment of the DSO, WCDO and NWM performance objectives, please ensure that you provide appropriate contextual detail that allows investors to decipher the extent to which the Compensation Committee set these goals based on an assessment of prior performance. For example, with respect to the DSO objective, without additional information, it is difficult to understand what these metrics represent as compared to 2007 values or historical average values, and what accomplishment the targeted metric represents for purposes of measuring a named executive's annual performance. Please advise and to the extent applicable, make appropriate disclosure in your future filings.

2. We note that the amounts reported on the non-equity incentive pay column of the summary compensation table do not correspond with the "Annual Bonus" narrative disclosure starting on page 41, and in particular the bullet point disclosure on page 46 of the proxy statement. For example, you disclose that the CEO earned 200% of his target bonus because he exceeded the target bonus by 110%, earning him a bonus amount equal to 200% of his base salary. However, the amount disclosed in the summary compensation table exceeds this value by more than $400,000. Please explain to us what appear to be discrepancies between the reported amounts and the related narrative disclosure for each named officer. To the extent applicable, please make appropriate disclosures in your future filings.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or, in her absence, the undersigned at (202) 551-3397 if you have any questions regarding these comments.

Sincerely,

Jay E. Ingram
Legal Branch Chief